UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 20, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Third Quarter 2020 Results of UBS Group AG and UBS AG, and the related speaker notes and Q&A session, which appear immediately following this page.

Third quarter 2020  results

20 October 2020

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  third quarter 2020 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Sergio P.  Ermotti

Slide 2 – 3Q20 highlights

Thank-you Martin, and good morning everyone.

We were all hoping to be in a better place on COVID by now.  Instead, the world is still facing a difficult situation, with Europe confronted with a new wave of infections.

I hope you and your families remain safe.

On our side, we remain committed to supporting our employees, clients and the communities in which we operate.

In this context, clients continue to turn to UBS as a stable and trustworthy custodian of their financial assets, for advice, the quality and breadth of our products, and for our capacity to continue to lend.

Our operational resilience and financial strength are critical to enable us to deliver for them, while we continue to execute against our strategic priorities.

As for the third quarter, I think the numbers speak for themselves.

Pre-tax profit was the highest in a decade, net profit doubled from last year, and PBT adjusted for items of a one-off nature rose by over 40% compared to the third quarter of 2019.

Our balance sheet remains strong, with capital ratios above our guidance even after establishing a capital reserve for potential future buybacks worth 50 basis points on our CET1 ratio.

Slide 3 – 9M20: Driving positive operating leverage

We’ve had good momentum all year, with strong performance across the first two months, as well as since the pandemic began to dislocate markets in March.

For the three quarters to date, return on CET1 reached 17.6%, helped by increased client activity, intense client engagement, and our readiness and capacity to deploy balance sheet.

This was achieved despite having to absorb COVID-related headwinds, such as lower credit card revenues in Switzerland, higher credit provisions, and lower dollar interest rates.

Positive operating leverage was supported by disciplined cost management, which contributed to a 6 percentage point decrease in the cost-to-income ratio to 73%, the lowest level since 2006.

Slide 4 – Leveraging the successful business model and capabilities built over the years

The way we have been able to manage in this environment highlights our strength and is a testament to our winning strategy and business model, and the quality of our people and infrastructure.  It demonstrates once again our ability to deliver in all market conditions, and is the result of sustained front-to-back investments over the years.

Our revenues are well diversified across segments and regions, providing earnings stability and enabling us to capture opportunities where they arise.

Our business mix is highly capital-accretive, also thanks to our industry-leading returns on risk-weighted assets.  All of this reinforces our balance sheet for all seasons and our ability to build out our loss-absorbing capacity.

Slide 5 – Delivering for our clients and driving growth

The pandemic and its economic consequences are leading many people to fundamentally rethink their financial plans and positions.  This has translated into higher client activity, as you can see on this slide.

The continued progress in bringing together the whole firm with an increasingly integrated offering is also enabling us to develop deeper relationships, which helped to support these results.

Our approach is rewarded by our clients.  They are choosing to invest more with us, to transact more through us, and borrow more from us.

Slide 6 –APAC – Leveraging the power of UBS’s integrated model

UBS’s commitment to APAC and its clients has spanned more than a half a century, and building out our competitive advantage has been a strategic priority.

We continue to be a premium brand for clients, and for talent, with a market-leading, integrated offering spanning wealth and asset management, as well as investment banking.

We have shown we know how to build and grow a successful franchise in Asia, even when, as we anticipated, growth has become more volatile.

In this new paradigm, we continue to balance profitable growth with investments for the future.

This year’s performance in APAC is a validation of our strategy, with PBT nearly doubling, and with APAC being the largest contributor to the Group's earnings so far this year.

Slide 7 – Americas – Cross-divisional collaboration driving growth

You cannot be the leading wealth manager without a meaningful presence in the world’s largest market, the Americas.

There, across our three businesses, we generated 1.7 billion in profits through the first 9 months of the year, up 42% year-on-year.

In addition, the deferred tax assets we have in the US mean that pre-tax profits accrete into CET1 capital one for one, a unique feature for UBS.

In the third quarter, the Americas was the largest contributor to the Group’s earnings, generating three-quarters of a billion in PBT, double its 3Q performance from a year ago.

Much of this success can be attributed to collaborative efforts across the divisions, including in capital markets for middle-market institutional clients led by the IB and GWM, and the successful partnership between Asset Management and GWM to expand their separately managed account offerings.

Our full commitment to the Americas is paying off and we expect cross-division collaboration for the benefit of clients to continue to be a distinguishing factor for us in the region.

Slide 8 – Delivering competitive returns

Our results are not only strong in absolute levels, but, as you can see on this slide, also relative to the best of our peer group, in particular when you include the full cost of credit that has to be factored in when comparing performance over any cycle.

Slide 9 – Committed to attractive capital returns

Since 2011, without raising new equity, we have generated 33 billion in capital, of which we delivered or accrued 22 billion for shareholder returns, including 18 billion in cash dividends.

The remaining 11 billion was retained to meet higher regulatory requirements and underpin growth.

Today, we reconfirm our plans to pay out the second installment of the 2019 cash dividend, with an EGM scheduled for next month.

Going forward, we remain committed to paying out any excess capital, and, as communicated in July, for 2020 and beyond, we plan to adjust the mix between cash dividends and buybacks.

In line with this, we have been accruing at about half the rate of the 2019 full-year dividend.

We have also built a one and a half billion dollar reserve for potential future buybacks, on which our regulator has been informed and raised no objections.  This amount has been carved out of CET1 capital to reflect what we would otherwise have used to buy back shares this year.

We may make further accruals for buybacks in the fourth quarter, and we are hopeful to be allowed to resume buybacks in 2021.

Slide 10 – UBS Investor Sentiment Survey

Turning to investor sentiment, our most recent survey, which we will publish tomorrow, tells us short-term optimism improved slightly this quarter.

Unsurprisingly, Covid continues to be the number one concern globally, followed by politics.  The US election remains a key catalyst in the short term.

Slide 11 – Building on our strengths and momentum in a rapidly evolving environment

With respect to clients and our operating model, Covid has accelerated a number of pre-existing trends, and we are responding and adapting to the new environment.

We are seeing increased digital usage among clients, and we are accelerating to meet their needs today and tomorrow.

Sustainable investing remains top of our clients’ minds, boosted by outperformance year to date and a growing emphasis on tailored investments.  It’s an area where UBS has been a leader for years and we continue to set the pace.

In the quarter, we became the first major global financial institution to prefer sustainable over traditional investments for Wealth Management clients investing globally.  We also rolled out Climate Aware Asset Management strategies across additional asset classes.

And lastly, with interest rates across developed markets likely to stay low or negative for longer, our clients need our advice on investing in an environment where regular savings return less than the rate of inflation.

To support our clients in their search for sustainable risk-adjusted returns, Private Markets offer interesting opportunities and we are investing to further enhance our capabilities.  In addition, the smart use of leverage can help to enhance returns.

Again, the banking industry is changing rapidly, and there is no room for complacency.  We have to make further strides to become more efficient and effective.

Adapting is something we’re good at.

For example, we are constantly reassessing our front-to-back processes and what the bank and the workplace of the future will look like, along with the implications for our real estate footprint.

In addition, we are reaping the benefits from being ahead of the curve on cloud migration, which is propelling us forward on our digital journey.

To summarize: UBS is stronger than ever: strategically, financially and operationally.  We remain vigilant in the face of risks in the market and potential weaknesses in the broader economy.

In the face of these uncertainties, we are focused on delivering for clients, executing on our strategic priorities, and building on our momentum to prepare the firm for the future.

With this, I will hand over to Kirt to take you through our third quarter results.

Kirt Gardner

Slide 12 – 3Q20: Driving positive operating leverage

Thank you, Sergio.  Good morning everyone.

Net profit for the quarter was 2.1 billion, translating into a 21.9% return on CET1 capital.

On a reported basis, PBT was 2.6 billion, with around 60 million net year-on-year benefit from foreign exchange moves.

Our 3Q results include the net impact of 526 million from items that we have called out due to their one-off nature within the context of the quarter.  This compares with a single one-off gain of 600 million that we had previously flagged relating to the Fondcenter sale.  Adjusting for the items that we’ve called out, PBT was up 41% to 2.1 billion.  On this basis, our cost-to-income ratio improved 6 percentage points to 73%, with 12% income growth outpacing expense growth of 4%.

We’ve provided an overview of these call-out items in our deck, which you can find on a 3Q and 9-month basis in the appendix.  I’ll highlight a few of these items.

First, we realized a 631 million gain related to the sale of Fondcenter, which closed in September and mostly benefitted Asset Management, with a smaller part in GWM.  There was no net tax expense recognized on the gain, which is the main reason why our Group tax rate is lower this quarter at 19%.

Second, in order to provide additional career flexibility for eligible employees, we modified the forfeiture conditions of certain outstanding deferred compensation awards for voluntary leavers, which accelerated 359 million of personnel expenses into the third quarter.  There will be a corresponding saving spread over future periods, most of which over the next two years.

And lastly, in the IB, we booked a 215 million gain on the sale of intellectual property rights associated with an index family.

The impact of these call-out items mostly cancel out in the business divisions' P&L, except for Asset Management given the size of the Fondcenter gain.

Slide 13 – Global Wealth Management

Global Wealth Management produced its best third-quarter pre-tax profit since 2011.  PBT grew 18%, fueled by transaction activity and loan growth.  Performance was consistent throughout the quarter, with revenues at around 1.4 billion in each month.  Expenses were down 1% compared with 3% higher revenues, leading to a 3 percentage point cost-to-income ratio improvement.

We had our highest net new loan volume on record for a single quarter at over 10 billion, with all regions contributing, and especially strong growth in the Americas.  Year-to-date, net new loans were 18 billion, consistent with our strategic focus on this key growth driver.  Our loan portfolio quality remains high, and we have achieved this substantial loan growth without increasing risk on a portfolio level, and with no build in stage 1 and 2 credit loss reserves and an overall net credit loss recovery in the quarter.  There is also significant further upside potential, as lending penetration remains low at just 7%.

We continue to gain momentum with our “one firm” initiatives.  Year-to-date, collaborative efforts between GWM and the IB produced nearly 50 million in revenues from 47 deals.  Our separately managed accounts initiative in the US drove 8 billion of inflows into Asset Management in the quarter and over 35 billion since inception in 4Q19.  And GFO income across GWM and the IB was up 27%.

Slide 14 – Global Wealth Management

Recurring fees decreased slightly, as the benefit of higher invested assets was offset by lower margins.  Part of this margin compression was driven by clients moving into lower-margin funds, including shifts in our fund offerings to address a new US regulatory requirement.  Sequentially, we were up 10%, as the billing base increased and recurring margins were stable.

Our US business moved to average daily balances for client billing on advisory accounts as of October 1st.  Billing now better reflects the actual value of a client’s assets through the quarter.  This change will also remove the lag effect the prior billing convention had on recurring fees in the region.

This was made possible by the technology enhancements we are implementing with our Broadridge partnership, with full conversion to take place in the second half of 2021.  With this initiative, we are building an entirely new, state-of-the-art technology platform on component architecture, which will allow us to add more new in-house and third-party services and functionalities, while also generating substantial cost savings.

Net interest income was down 2% from 3Q19, and 6% quarter-on-quarter.  Sequentially, higher NII from loan growth was more than offset by significant deposit margin compression from the US dollar rate cuts – mainly outside the US – along with increased liquidity costs related to COVID that were passed on to the business during the quarter.

We have now absorbed the majority of the impact from these rate cuts.  Over the coming 3 quarters, lower dollar rates will continue to be a headwind to deposit NII sequentially.  We are confident in our ability to offset this with loan growth.

Transaction-based income was up 16% on continued high levels of client activity.  Our research, solutions, and investment content are resonating with clients, as they seek advice and guidance to navigate the current uncertain environment that presents both challenges and opportunities.  We have now seen three consecutive quarters of strong, year-on-year transaction revenue growth, also driven by a series of actions launched by Tom and Iqbal coming into this year.  We will continue to focus on dynamically developing and deploying tailored solutions for our clients, leveraging our market-leading CIO and integrated IB solutions platform.

Slide 15 – Global Wealth Management

Moving to the regional view, we had growth in all regions, with record 3Q PBT in the Americas and APAC.

In the Americas, we recorded 12% higher PBT despite a decrease in revenues, as costs declined more on the back of both lower personnel and G&A expenses.  We also had a credit loss recovery on a position impaired over the previous two quarters.  Mandate penetration rose sequentially and net new loans were an impressive 5 billion, helped by a fixed-rate securities-backed lending product we offered clients in July and August that generated significant demand.

PBT was up in both EMEA and Switzerland, partly helped by gains from the Fondcenter sale.  Loans were up sequentially in both regions.

Sergio has already highlighted APAC’s impressive performance for GWM and the Group.  We broke the half a trillion mark for invested assets, PBT was up 57%, transaction-based income was up 72%, and we improved the cost-to-income ratio to 63%.

Slide 16 – Personal & Corporate Banking (CHF)

Moving to P&C.  PBT was down 13%, partly as a result of credit loss expenses of 84 million francs.

Income before credit provisions was down 1%, mainly reflecting 40 million lower income from credit card and foreign exchange transactions on reduced travel and leisure spend abroad by clients due to COVID.

NII came down on lower deposit revenues related to dollar interest rate headwinds on our corporate and institutional clients, while recurring net fee income rose on higher custody fees.

Of the 84 million credit loss expenses, 54 million related to a case of fraud at a commodity trade finance counterparty, affecting a number of lenders.  P&C now has only minimal remaining exposure to this counterparty.

Operating expenses decreased by 3%.

Our business momentum in P&C remains strong.  Net new business volume growth in Personal Banking was 5.6% for the quarter and a record 7.5% for the first nine months of 2020.  For corporate and institutional clients, we saw more than 10% annualized lending growth from net new loans year-to-date excluding COVID loans.

Slide 17 – Swiss lending snapshot

We wanted to give you a quick snapshot of our high-quality Swiss lending portfolio.

About 65% of our exposure relates to mortgages.  The vast majority is residential, most of which owner-occupied, where we do not see signs of stress.  We’re carefully managing our risks in our commercial retail and office portfolio, but this is less than 5% of our Swiss mortgage book.

31 billion of our exposure is to Lombard loans.  Remember that in March, we went through a real-life stress test on this portfolio, with barely any losses.

We have 14 billion of loans outstanding to small and medium enterprises.  Under the government’s COVID loan program, our clients have credit lines of 3.3 billion with us, of which 1.7 billion is drawn.  One interesting observation here is that we saw only a small increase in utilization of these COVID credit lines between July – when the program closed to new applications – and September, from 48% to just 52%.  We also saw very limited increase in drawdowns by SMEs generally.  This speaks to the relative strength of the Swiss economy.

The quality of our lending book and our strong financial position allow us to support our clients through these difficult times, which in turn supports the economy.

Slide 18 – Asset Management

For Asset Management, given the magnitude of the call-out items I referenced earlier, including the Fondcenter gain, my comments here will exclude these.

Asset Management had another great quarter with PBT up 42% to 191 million dollars and 6% positive operating leverage.

Operating income was up 27% on strong overall performance, with exceptionally high performance fees, primarily driven by Hedge Fund Businesses.  Net management fees rose 12% to the highest level in over a decade, with continued, excellent momentum in net new run rate fees.  Since the start of 2019, net new run-rate fees are in excess of 150 million annualized, highlighting both the strong volumes and high quality of our net new money flows.

We had inflows of 18 billion excluding money markets, contributing to a record invested assets, which are now within striking distance of the 1 trillion mark.

Slide 19 – Asset Management

Our consistent investments and strategic execution over the past years have come together to create strong momentum for Asset Management.

In Greater China, we are ranked as the #1 international manager based on our market share of over 9%, and we continue to invest and expand our onshore product offering.

We have more than doubled our sustainable and impact investing-focused AuM globally over the last twelve months.  And we’ve just launched some exciting new products in the sustainable investment space, like our expanded suite of “Climate Aware” strategies, which build on our award-winning passive offering to include active equities and fixed income funds.  Another example is our in-house hedge fund O’Connor’s new Environmental Focus strategy.

We already talked about the inflows related to our initiative with GWM on separately managed accounts in the US, which continue to be well ahead of our plans.

Clients are recognizing our differentiated capabilities and innovation, and we see it in the net new money inflows of nearly 60 billion year-to-date or 9% annualized, with positive contribution from all channels and regions.

Slide 20 – Investment Bank

The IB had another excellent quarter and delivered its best operating income in over five years and the best 3Q PBT since we restructured our IB in 2012.  Revenues were up in all regions and nearly all products.

Global Markets revenues increased by 26% on [edit: excluding] the gain on sale of intellectual property rights that I mentioned earlier.  Execution & Platform, Derivatives & Solutions, and Financing were all up year-on-year.

Derivatives & Solutions drove the biggest increase with particularly strong Equity Derivatives and Credit performance.  Execution & Platform was up 18%, with higher client activity levels in Cash Equities, especially in APAC, and higher volumes of fixed-income e-trading.  We also believe we gained market share in electronic trading in FX, a testament to the investments we have made in our platforms over the years.

Within Global Markets, using the traditional split of this business, Equities rose 43%, or 19% excluding the gain.  FRC increased by 41%.

Global Banking delivered its best quarterly performance since first quarter ‘18, as revenues increased by 44%, with substantial growth in equity capital markets and leveraged capital markets revenues.  All products outperformed their respective market fee pools, including Advisory, where the fee pool contracted by a third.

The IB's cost-to-income ratio improved to 74% as the increase in revenues significantly outpaced cost growth.

IB risk-weighted assets came down by 6 billion during the quarter on the back of lower stressed and regulatory VaR, reflecting less volatile market conditions in the quarter as well as risk management activity.  We took advantage of good market conditions to de-risk positions primarily in LCM, freeing up capacity for new underwriting activity that helped boost our results this quarter.

Slide 21 – Investment Bank

Throughout the first nine months, we maintained our focus on deploying capital with discipline and for appropriate returns.  The numbers on this slide speak for themselves.

Slide 22 – IFRS 9 credit loss expense

At the Group level, we booked credit losses of 89 million in the quarter, of which 8 million related to stage 1 and 2 and 81 million related to stage 3 positions.

Updated macroeconomic factors resulted in a small recovery in stage 1 and 2 expenses.  However, given the significant uncertainty that remains, we considered a release premature and applied post-model adjustments to overlay and offset these effects.

Stage 3 impairments are concentrated in P&C as I previously mentioned, with a partial offset from the GWM recovery that I highlighted earlier.

Slide 23 – Capital and leverage ratios

Our capital ratios remain substantially above regulatory requirements.  That's without taking into account any of FINMA's temporary relief measures.

Our CET1 capital ratio was 13.5%, and would have been 14% before establishing the 1.5 billion reserve for future buy-backs.  Much like dividend accruals, this is stripped out of CET1 capital, but still sits in our tangible equity.

Our CET1 leverage ratio was 3.8%, excluding FINMA's temporary exemption for sight deposits at central banks.  Before the reserve for buybacks, it would have been 4%.

Now back to Sergio for his closing remarks.

Sergio P. Ermotti

Thank you Kirt.

Before we move on to Q&A, I’d like to share a few reflections on my 9 years as the chief executive of this incredible organization.

Since I took over, we have made great strides to transform UBS.  The quality of our people and the strength of our culture today are both testaments to that.  According to our most recent employee survey, 86% of our people are proud to work for UBS.

This year, I have felt particularly proud, and humbled, by the dedication, flexibility and stamina that my colleagues have shown in the face of unprecedented personal and professional challenges.

I would like to sincerely thank everyone here at UBS for their hard work, their loyalty and their passion to deliver for our clients.

I would also like to acknowledge and thank our clients.  They have always been, and will remain, at the heart of what UBS stands for.  I have had the pleasure of knowing many clients through my time here, and today I would like to thank each and every one for their continued trust in the bank.

To our shareholders and the analysts who have been with us on this and the previous 36 earnings calls of my tenure: while I haven’t always agreed with some of you, I always valued your perspectives and various inputs to our debates, and never took your support for granted.  I’d like to thank you for your support, and for challenging and encouraging us to strive for more.

Also many thanks to the Investor Relations team at UBS for their outstanding support.

Last but not least, a special thanks to those who served with me on the Group Executive Board over the years.  Together, we made this challenging but rewarding journey to turn UBS into what it is today.

UBS has all the options open to write another successful chapter of its history under Ralph's leadership.  With warm feelings and keen interest, I’ll be keeping an eye on UBS from across the street.

Thanks and now, let’s move into Q&A.

Analyst Q&A (CEO and CFO)

Magdalena Stoklosa, Morgan Stanley
Thanks very much and good morning. Now two questions from me to start. One on NII and another one on kind of investment priorities.

So, on NII, let me return to your NII strategy and that’s particularly in wealth. Now volumes have been very strong year-to-date and you have clearly planned for more, but in other words could you kind of tell us how much volumes you think you need, particularly in 2021, to offset the US dollar kind of rate pressures?

And secondly, I suppose, Sergio, if you could kind of share with us, when you think of incremental investment dollars, as you look at the business now, what would be your investment priority, as you hand over to Ralph Hamers?

Kirt Gardner
Thank you, Magdalena, I’ll take the first question. In terms of net-interest income, as I highlighted in my speech, we have seen substantial momentum in our lending revenue. In fact, overall, our loans were up 14%, or 25 billion. So, there’s also some foreign currency translation impact in addition to the net-new loans of 18 billion. That helps us offset a good portion of the US dollar interest rate headwinds: so quarter on quarter I think it’s probably the best place to focus, where we did see a 100 million of headwinds from lower dollar interest rates. And then also, you might recall I indicated we were going to push out Covid-related liquidity costs in the business divisions, which we did during the quarter, and there’s another 25 million there. Now we actually saw that peak during the quarter. So therefore, the US dollar related headwinds will begin to taper as we get into the fourth quarter and also into 2021. And we believe that we will fully absorb it by the end of the second quarter.

Now also, as I indicated in my speech, we expect that the continued momentum from the loan volumes we already generated and we expect to generate will allow us to fully offset any remaining headwinds from US dollar interest rates.

Sergio Ermotti

Thank you, Magdalena. In respect of priorities on investments going forward, I guess you mean more in terms of more the cost side of the equation. I think that we need to continue to be very balanced in our front to back approach, in how to invest the money. I think it’s very important that first of all we continue to generate the capabilities and the right to invest in our future by creating efficiencies and effectiveness in the way we look at it. I think the Covid experience has demonstrated the validity of having a strong infrastructure and a resilient infrastructure that supports higher volumes when necessary, but also the necessity to reflect the technology and digital developments in respect of how we face clients: what we offer to clients and what is also very important, how we give the tools to our front people, being the client advisors, being salespeople in the IB, or investment bankers in the IB and asset managers and so on: to be able to be more productive and more informed and better equipped than our competition. So, it will continue to be a balance between investing front to back, and creating through that also cost synergies, because many areas of course we need to make sure that we also capture the opportunities that technology can offer to become more efficient.

Magdalena Stoklosa

No, absolutely. And if I may, Sergio, since it’s kind of the last earnings call, I also just wanted to say that it’s been an absolute pleasure for us kind of working with you over the years, and wish you all the best with the Swiss Re Chairmanship and they’re lucky to have you.

Sergio Ermotti

Thank you, Magdalena. Same here.

Kian Abouhoussein, JP Morgan

Yes, thanks for taking my question. First of all, Sergio, thanks for all the support and the calls, and clearly the early calls that you joined with us, highly appreciated, and hopefully it gives you an opportunity not to start the calls too early going forward – but we very much appreciate your support.

I have two questions. The first one is related to total pay-out – because clearly you’re changing the mix, you also mentioned that in the fourth quarter you might make further reserves. And I’m just trying to understand how I should think about pay-out policy. I think you say any excess capital will be paid out, but clearly just for us to think about, how should we think about that quantitatively? And in that context, how should we think about the pace of buy-backs, because clearly you’re reducing the cash pay-out, the cash dividend absolute, and as a result clearly you are substituting part of that with buy-backs. I am just trying to understand the pace of buy-backs: should we think of it gradual as of 2021, or how should we think about the whole process of reserving and buying back?

The second question is really more of a general question about your view of what you think was your biggest change in the group, which had the biggest impact – and also what is it that you would have liked to have done looking backwards, looking back mirror, and something that maybe didn’t happen?

Sergio Ermotti

Well, thank you, Kian. For sure, I won’t wake up so early in the future. So, in terms of pay-out policies, I don’t think that we, you know the intention here is to continue to distribute any excess capital that we don’t need to grow the business. And also, I think that the key levers for us are also very highly determined not only by the guidance that we have been giving you in terms of where we think we’re going to be in terms of CET1 ratio until the Basel III is implemented, because in two or three years’ time my colleagues will also have to reassess and rebalance around 13% to whatever is appropriate – because if you look at pro forma, since I started, we are now running at 19% CET1 ratio, so the older regulatory inflation that is coming in makes the 13% that we are used to talk about a little bit of a relative gain.

And most importantly, Kian, is the stress. Our own stress assessment, and also the regulatory stress models that we get, are also very indicative of how much capacity we have for capital returns – so I don’t think that it’s going to be strictly driven by a pay-out ratio or set of numbers but those two elements.

So in terms of timing, the pace will be determined in 2021 by two factors – of course the most important even in respect of these 1.5 billion or whatever we’re going to accrue in fourth quarter, determined by the regulatory framework in terms of internationally you will see that there is a clear desire at this stage, and we understand also that the uncertainties are there and to some extent we need to wait before we re-establish a more significant capital return plan.

But I would say that as soon as regulators are starting to differentiate between banks, who needs more capital and who needs less capital, and also, they look into the business model of banks, I believe only by then can we resume a capital share buy-backs.

So hopefully we believe at the beginning of 2021, of course you need to take into consideration some idiosyncratic legacy issues that we will need to manage – but there is ample capacity here through the reserves and the cash generations we have in the business, to create enough buffers to manage any kind of scenario for UBS going forward.

Look, in terms of changes, you know I don’t bore you with numbers, because at the end of day you can look at the numbers – they speak for themselves – and of course we went through a lot of changes and transformation: derisking, repositioning of wealth management, to a new paradigm, but I would say that probably the most, the thing that I see and I feel with my colleagues has changed a lot, is we brought back you know the culture to the bank, a more homogenous way, I think that we pretty much here everybody in the bank knows what we stand for – the way we want, what we want to achieve, but also how we want to achieve our results, and in my point of view this is probably one of the biggest changes that together with my colleagues we brought to the bank, and most importantly with the contribution of my colleagues.

Regrets, well, you know, there is always regrets when you look backwards – because I don’t think anybody can basically look at nine years and pretend everything has been going right – but I think that pro saldo the regret is that one has to live twice in order to capture maybe the opportunities that, you know, I think UBS has still ahead of itself.

The regret of having a little bit better market environment, that is definitely maybe for another life – I will have a better environment as the CEO of a bank. Not this one.

Kian Abouhoussein, JP Morgan

We hope so all, thank you very much.

Jeremy Sigee, Exane BNP Paribas

Thank you, good morning, and thank you from me as well, Sergio – thank you for everything you’ve done with us over the years and best wishes for your next steps. Just two questions please. One is just picking up on the comment you made a moment ago: Just around the sort of regulatory and political process for approving the resumption of buy-backs. You mentioned the international dimension. And I just wondered, to what extent a Swiss decision on restarting buy-backs will be constrained by a need to coordinate with what the FED is doing, and what the ECB is doing – whether that is a constraint on the process. And more broadly, what do you see as the constraint, or where do you see the political debate in Switzerland about allowing some or all Swiss financials to resume share buy-backs. So, if you could just talk us through the domestic and international politics on that. That would be great.

And my second question was more sort of nuts and bolts about the cost accruals in the investment bank – and just how you feel you are accrued at this nine-month stage – in other words, do you think that you’ve got sort of conservative accruals with scope to claw back something in fourth quarter?

Or, you know, if we get a normal revenue level, will we get another sort of 70ish per cent cost income? So just how do you think you’re accrued in the investment bank for costs? Thank you.

Sergio Ermotti

Thank you, Jeremy. I’ll take the first question and I’ll pass the second to Kirt. Well, you know, I can’t speak for FINMA and how they make their decisions. So I think that’s a – I would probably refrain from doing that – but it’s quite clear that at this stage there is a necessity to still, and as I mentioned before, to some extent I do understand the necessity of trying not to single out or create a stigma in the system of who can pay dividends or who cannot pay dividends, and do share buy-backs and not do share buy-backs. But over time, I do hope that internationally and domestically, there is differentiation. I think that it’s very important to, number one, reinforce the credibility of the regulatory regimes that we introduced and that we are managing today.

And I don’t think that one size fits all in terms of capital returns policies going forward is the right solution – I think that it’s also very important for all of us, and for you guys particularly, to make this industry an investable asset class. By basically trapping unnecessary capital in the banks, you know, you either are going to make it not attractive or you are going to force the system to deploy capital in a way that over time cannot be constructive, no matter if it’s used for organic or inorganic growth. If you basically don’t allow the right amounts of capital to be put back into the system, it’s dangerous, particularly when you have banks that are trading below book value and there is an opportunity to utilise share buy-back as a very flexible and efficient way to return capital to shareholders.

I think there is way too much – and now I’m going into potentially the political – but not only more the media side of the equation: There is a tendency to demonise share buy-backs. I think that share buy-backs are a very efficient way to retain flexibility, regulatory flexibility, prudential flexibility, while returning capital to shareholders. So I don’t see any political aversion in Switzerland in that respect, as long as we demonstrate, like we did – that we are able to support the economy and put a very proactive, adding a very proactive role in doing that and funding the economy – there should be no doubt that there is an advantage for Switzerland particularly to maintain a very strong financial centre and an investable asset class in the banking industry.

Kirt Gardner

Yes, Jeremy, so just in terms of your second question: mechanically, what we do across all our business divisions is that we accrue after economic contribution but before variable comp or bonus, and so therefore we take into account the cost of capital that we deploy and the businesses’ use. And year to date, we’ve accrued on that basis, and we feel like we’re fully accrued in the IB but also across all our businesses for the result that they’ve generated to date. Now having said that, just like all our peers as we get into the fourth quarter, we learn more about what the market is likely to do and there are other factors that could be taken into account for finalising our compensation levels overall – but as I said, just to be clear again, we feel very comfortable that we’re fully well accrued for the investment bank based on its performance year to date.

Jeremy Sigee, Exane BNP Paribas

Ok, thank you.

Benjamin Goy, Deutsche Bank

Yes hi, good morning, two questions please. First, one more on pay-out. Your cash-dividend is about a 20% pay-out ratio, just wondering how we should think about it going forward, given your very strong net-profit level this year. Should we think of it a little bit at the lower end to ensure progressiveness in the future? Or is that kind of a good run-rate also going forward?

And then secondly, a smaller one on asset management, in particular within your equities’ business, another quarter with very good inflows. I think partially that is driven by the separately managed accounts but also the underlying business seems to be doing well – just wondering, what you are doing there specifically? And on the cross-selling of these SMA, I guess because that’s the main story there? Thank you.

Sergio Ermotti

So, on the pay-out ratio, as we outlined, the policy, you see in the accruals clearly indicates the new base for our cash dividend going forward. As we outlined, we believe that the pay-out ratio for cash will be similar to our US peers. And we will of course also continue to strive for very low nominal increase year on year to reflect profitability and so that we improve a little bit our cash dividend, but as long as the stock trails below book value or tangible book value, I think that it’s quite clear that we will prefer to do share buy-backs, also in order to retain, as I mentioned before, going forward more flexibility in terms of how to navigate any challenges that the industry and we may face, going forward: I think you can see that resetting of the pay-out being closer to our US peers ‘levels going forward.

Kirt Gardner

Yes, Benjamin, in terms of asset management flows, as you indicate, they are very strong in the quarter but they’re also very strong year to date with 18 billion, excluding money markets and as I referenced, that’s an 8.9% annualised growth rate – but the 50 billion excluding money markets is 8.2%, and while clearly there’s been a benefit in positive flows from the SMA initiative with our US wealth management business that has exceeded our expectations, if you look at the totality of our flows, they’re actually a quite broad base and of high quality, so we’ve seen good flows across all our channels, institutional wholesale where we’ve invested as well as GWM across all of our strategies, including because as we’ve seen very very good performance in our inhouse O’Connor hedge fund, and have seen good flows there and across hedge funds – the flow on the active side has been more concentrated in equities, also as you mentioned. And the testament to that quality is the fact, as I highlighted in my speech, our net new run rate based on fees accumulated year to date are 150 million and I think that just speaks to the quality of the flows overall.

Benjamin Goy, Deutsche Bank

Thanks very much and all the best for the future and specifically in your new role, Sergio.

Sergio Ermotti

Thank you, Benjamin, also thank you Jeremy.

Anke Reingen, RBC

Thank you very much for taking my question and from me as well, thank you for all your help and being on the calls in the early mornings and all the best.

Two questions please, first on capital return: I understand your 20% comment on your dividend accrual, and in terms of the buy-back, the 1.5 billion: Should we think about this being a 30% ratio taking the total capital return to 50%, or is the buy-back more as a fixed amount in terms of absolute terms that you’re envisioning. And could we end up in a situation where there is basically, in 2021, you’re executing on your 2020 buy-back as well as on your 2021 buy-back?

And then just secondly, on the tax, could you talk us through about the moving parts as the tax rate would go up in the US?

Thank you, Anke, as well, on your comments and remarks. So, in terms of total pay-out, I think it’s a good question because we need to clarify this topic. We have no intention to reduce the pay-out ratio that is available to shareholders. We have no intention to have a fixed pay-out.

The pay-out will be a function of the excess capital that we believe we have on our balance sheet based on our future plans on how to grow organically the business, and the stress scenario we have. So, the total pay-out ratio can be very similar to the one we had in the past. So, we will not retain excess capital and that’s the beauty of the share buy-back. Share buy-back and function, and reflect in a much better way at this stage our flexibility to move around this pay-out ratio – but that’s you know, there is no constraint, we are able to grow our businesses by self-generating capital and also excess capital above those levels we will return. So, there is no fixed percentage in mind or implied any numbers that you saw being accrued or communicated.

Kirt Gardner

Yes, Anke, in terms of your tax question – so maybe if we use what has been put forward as the Biden tax program, the increase in the corporate tax rate from 21 to 28 per cent, that would result in a write-up of our DTAs of around 2 billion and an increase in our overall tax rate of around 2%. But very importantly, because we do have the advantage of our DTAs in the US, first of all we will continue to pay zero tax, or almost zero – there is still state and local taxes that we would incur – in the US market and also the overall cash tax that we will pay at the group level will not change at all until the full expiry of our DTAs.

So, we wouldn’t see any change in our cash tax position, which would allow us to continue to accrue the same level of capital that we’re generating today and also help the other question that you had around buy-backs and cash dividend.

Anke Reingen, RBC

Okay, thank you.

Stefan Stalmann, Autonomous Research

Yes, good morning. And first of all, Sergio, all the best and thank you very much for the last nine years – never a boring moment, much appreciated.

I have two, I guess, nuts and bolts questions – the first one relates to the changes to your deferred compensation, the 359 million. If I understood it correctly you are amortising, you are accelerating the amortisation of an existing deferral – and 359 million seems like a pretty big acceleration, you only had about 1 billion of deferred compensation that needs to be amortised at the end of 2019.

So, I’m trying to understand what this is actually reflecting – are you trying to facilitate the exit of UBS from the group of let’s say highly paid MDs that are not performing so well anymore and would maybe like to leave voluntarily? Maybe you could give a bit more colour on what you’re trying to achieve with this move.

And the second question relates to the commodity trade finance fraud in P&C – I appreciate that you can maybe not tell me which company that is, which counterparty that is, but can you maybe say when this fraud actually occurred in the third quarter, or was it dealing with a fraud from the previous quarters?

And is it reasonable to assume that this is a Swiss counterparty?

Thank you very much.

Sergio Ermotti

Thank you, Stefan, for your words, and yes, it was never boring. You’re right. So, in terms of acceleration in respect of deferred compensation – this is not about managing under performers, we do manage this over the cycles, we look at underperformance. It is more reflective of two issues. We have realised, although we continue to believe that a more restrictive vesting policy in our deferred compensation plan is appropriate, that during the Covid times and many of our colleagues – in the bank and not just highly paid employees across the board and touching different segments – are maybe thinking about reprioritising their lives. And I don’t think it’s appropriate for people who have an intention to do something completely different in their lives outside the financial services industry and banking to be restricted by the fact that we have longer vesting conditions than many of our peers.

So, I think it’s realisation – together with that we also recognise, you know, in the bank there was a necessity to thank all the people that have less senior ranks in the bank for their efforts through the Covid environment. So that’s the reason we, for example, granted one week of salary to all employees – so around 25,000 people are touched by that – so it’s part of a more broader issue and it’s not about underperforming or overperforming. It’s a realisation that Covid has changed the lives of many people and we should not stand in the way of people’s live decisions.

Of course, if they want to re-enter the industry and join a competitor, they would have to forfeit any compensation.

In respect of your question, unfortunately you are right – I cannot really talk about anything other than of course this fraud was something that we discovered and was crystallised during Q3 and of course is therefore reflective of what happened in Q3. And I think that there has been some media coverage in some specialised magazines about who may or may not be the counterparty, but for obvious legal reasons I will not go into any further detail.

But only to underline that this is not an idiosyncratic UBS situation – this fraud has impacted a number of lenders and we believe that in that sense, you know, we took the appropriate provisions and our exposure on this matter is the de minimis.

Stefan Stalmann, Autonomous Research

Great, thank you very much again.

Adam Terelak, Mediobanca

Yes, good morning, so I had one on capital and then another one on loan growth in GWM. So, on the capital front, it feels like a slight change in how you’re dealing with the buy-back – so previously it was obviously coming out of each quarter’s earnings and now you’re accruing it on CET1 ahead of the buy-back. Is that just caution in the face of current regulation? And will that go back to normal in terms of coming out of, as you go earnings, once the buy-back is turned on?

And then on GWM loan growth, kind of a couple of questions there: It seems like the ten odd billion of GWM loan growth is added 60 million plus of revenues, but on the other side of that fee the loan growth seems relatively limited – if you just talk about the economics of that sort of loan growth in terms of the outlook for RWA, whether that is still going to be relatively balance-sheet light while still managing to defend the NII? Thank you.

Sergio Ermotti

Thank you, Adam, I’ll take the first question. The reason why we created this reserve is also to reflect the unique situation we are in right now in terms of the regulatory constraints that we discussed internationally are there, the one that we are subject to, the intention was to really flag if necessary at all, what is our intention, what we would have done so far, if we could have basically acted without any of those constraints. And I don’t believe it’s necessary in the future to do that – but you know, the circumstances will determine how my colleagues will react and adapt to this environment.

But this is something that is more reflecting of the situation that we have right now in terms of constraining execution, and is a further more formal commitment to shareholders in respect of what we are doing is a way to create more transparency on what we have done so far this year, if we would be allowed to do that.

Kirt Gardner

In terms of your question on the dynamics of lending movements in our wealth management, so within the quarter, quarter-on-quarter, we saw around an almost 40 million contribution of lending revenue, lending, NII, that increased from 2Q.

Now overall, of course, the way that the 10 billion will materialise, is that we'll see that fully in our run rate in the fourth quarter, and so we'll see more benefit of that 10 billion in the fourth quarter than we did in the third, which gives us a positive view on quarter-on-quarter trajectory of lending revenue going forward. Now the composition of the 10 billion, it was mostly Lombard security-based money out of US, as well as some mortgage, and it was a smaller contribution from structured lending. The risk density, so the RWA contribution from our Lombard portfolio, is relatively low, hence you didn't see big movements in RWA, although you did see some increase in GWM. Going forward, we would expect to see contribution across the range of our lending products, including the more structured-end, and the more structured end does have higher risk density and therefore would contribute more risk RWA. But overall you shouldn't see a material change in the overall risk density of our GWM business.

Adam Terelak, Mediobanca

Right. Thank you, and all the best.

Kirt Gardner

Thank you, Adam.

Andrew Coombs, Citigroup

Good morning. First let me echo the thanks to everybody. I’ve also enjoyed reading some of your wide-ranging exit interviews with the press over the past few days. Most of my questions have been answered, but let me just give a couple on the investment bank. You have seen a very strong quarter in investment banking, as you said it is across regions and across products. But I did notice that the Americas is now 40% of your investment banking revenue in the quarter – it's usually around a third – so it does look like the Americas was particularly strong, and so perhaps you could comment on that. And then, secondly, the Banquo de Brazil agreement has been announced. Perhaps you could just elaborate on the advantages and what you see for that going forward? Thank you.

Kirt Gardner

Thank you, Andrew. As I highlighted, the contribution was broad based across all regions for our investment bank. Now we did see a very good investment banking quarter in the Americas, and that did help in particular to have a higher level of contribution from that region. We also saw a very, very strong quarter for us in Asia Pacific, which is something we highlighted, as well as in the document, you see that APAC is up considerably year-on-year. Within Asia it was very high driven by equities. I think it's really in-line with the overall level of the equity activity that we saw across that region. In the Americas it was a bit more mixed between some equity but as well as equity derivatives. Equity derivatives had a better quarter for us in the Americas after a fairly weak second quarter. We also saw very good ECM equity capital markets and leverage capital markets activity that helped boost the Americas contribution overall to the investment bank.

We were pleased that we closed the Banquo do Brasil transaction on 1 October. We had intended coming into the year to close that earlier, but obviously because of Covid effects, the regulatory approvals took much longer to work their way through the system in Brazil. So now that that is launched, we've already started actively to build up and we've already seconded staff to that initiative and we would expect over time that this will allow us to establish a very, very competitive investment banking platform not just in Brazil, but it's across multiple countries including Argentina, Uruguay. So it will allow us to leverage the strength of Banquo de Brazil's corporate franchise in the strong lending footprint that they have there with our investment banking expertise, and we think this will create quite a compelling offering for our clients.

Andrew Coombs, Citigroup

Thank you.

Andrew Lim, Société Générale

Hi, good morning, and congratulations from me also Sergio for the past nine years. You certainly put UBS on good footing for your successor.

So to my questions, on the global wealth management, obviously we've had a lot of volatility these past few quarters, I was wondering if you could take stock on where you think the gross margin might move going forward. You've given quite a bit of colour on the NIM side, but on the recurring fees side and also on transaction fees, perhaps you could give your thoughts as to how sustainable those fees are going forward, and what the key moving parts are?

And then a question for you, Sergio. We've seen quite a lot of M&A activity in asset management, there definitely seems to be a trend towards consolidation. If we look forward to UBS’s own asset management business, you're closing in on one trillion dollars of AUM, just wondering what you think, in terms of its strategic positioning, whether that's going to be enough, or whether also there's perhaps other strategic gaps that needs to be filled on the distribution of funds, or the product offering?

Kirt Gardner

Yeah, Andrew, I'll take the first question. In terms of GWM margin, as I noted you’ve seen stability quarter-on-quarter on our recurring margin after quite a bit of compression from a number of mandate and non-mandated impacts, including what I mentioned that some of the changes that we've made in our US business to address some regulatory requirements there. Clearly, we are managing all of the levers for our recurring business, and we would look to create continued stability as we go forward sequentially each quarter. Nevertheless, there are competitive pressures there. There are also segment mix and other changes that will occur, so we would expect over time for there to be some continued margin compression, although not to the extent that we've seen over the past year. If you look at our net interest income margin, that's dropped down to 14 bases points. We highlighted the fact that we absorbed most of the US dollar headwinds we've got some tailwind from lending. We would see that stabilising over the next several quarters to around the current level. In terms of transaction revenue, which is really what we saw come through to drive the growth in our operating income on a more pronounced basis, up 16% year on year. Also as we mentioned, this remains a key focus of Tom and Iqbal’s, and we are continuing to drive out improvements and connectivity between our CIO, our IB platform that is now much more integrated along with linking in the lending. We would continue to expect to see good levels of transaction revenue going forward. And along with the typical seasonality, that’s the margin that you would expect to see bounce around from quarter to quarter.

Sergio Ermotti

Thank you, Andrew. In respect of your question, first of all I would say that the hard work that my colleagues put together in the last few years to reshape and reposition our asset management business as a standalone unit are starting to pay off and I'm glad to see that. For us, when you look at the fact that we are getting close to the one trillion mark, it's an important milestone in respect of creating some scale of fact which are necessary in that business. But most importantly for us, was the ability to continue to develop a kind of unique offering as part of an asset gathering equity story. So for us, asset management fits very well into our equity story because, as you know, it’s very low capital consumption compared to other banking businesses, there is a high degree of synergies between asset management and the rest of the organisation, particularly with our institutional and corporate clients, but also with wealth management. And the fact that we have been able to create a unique segment of strength like in sustainable finance, like in the alternative space, in passive where we have very customised and high margin passive businesses, and the alternative space in general are complementing the more traditional asset management offerings. So, when you look at that M&A angle, you have to look into, okay, first of all, how it fits into our equity story, which I believe now is quite clear that it's very, very compelling and value-added story. And looking at M&A, you need to basically say, how can you retain all of this and creating shareholder value. And while there has been always a lot of discussions around the Asset Management industry consolidation, the truth of the matter, it's a very complex industry to merge because of different cultures, ownerships and priorities. So you want to make sure that if you do that, you don't impact clients by doing that, that you need to find the partners that has the same culture as you have. Not an easy task. So I'm glad that we have the flexibility to always look at the best interest of our shareholders and clients without being forced strategically to make any actions now.

Jonathan Peace, Credit Suisse

Let me add my congratulations as well, Sergio, on your time and your final quarter at UBS. So my first question is just following on from the question on Global Wealth Management margins. You're still seeing some gross margin erosion, but how confident are you that your forward cost initiatives are going to see the net margin find a floor around the 15 basis points level over the last couple of quarters?

And then secondly, your U.S. peers have talked about seeing kind of normal seasonality with Q4 trading revenues pipeline maybe benefiting a little bit from a pickup in M&A. I just wondered if you had any comments on that similarly?

Kirt Gardner

Yes. Thank you, Jon. As I just referred to my last answer to Andrew, I talked a little bit about the dynamics overall on the gross margin side. And as I said, I feel pretty confident that the series of strong strategic initiatives that are already underway and starting to gain some maturity will continue to provide some support on the top line even as we see markets falter a little bit. On the other hand, you've seen very good expense discipline in the business. I think it is a strong statement, the fact that our expenses are down 1% year-on-year. And I would just add to the top-line comment, that Tom and Iqbal remain very committed to continue to deliver property leverage. So they're very focused on managing the expense line as well as the top line, and I'm pretty confident that they'll strike that balance effectively going forward. And I do expect positive operating leverage out of that business will all continue to materialize over the next couple of years.

In terms of what we heard out of U.S. peers, and I guess if we look at our own business, I think, firstly, I would just note that we have seen volatility come down. In the start of this quarter, volatility has been lower despite the fact that we're within an election period. And I guess I suppose I would attribute that back that to that Biden is so far ahead, it's created a little bit less uncertainty in volatility. But still with the potential risk for a contested election and also some of the other geopolitical factors that are going on globally, that could contribute to some building volatility as we go through the quarter.

Away from that is, if we look at our banking business, you heard some commentary, of course, the third quarter was a very a weak M&A quarter. I think there's still a lot of uncertainty regarding M&A. There is more at least announced activity that started to pick up. But still, depending on how the quarter trends, I think there's a question as to what's going to really close within the quarter. Beyond that, I won't say a lot of -- I won't make much comments at all about how we're seeing our overall pipeline.

Sergio Ermotti

Yes. Maybe let me add. Jon, thanks for that. And I think that assessing seasonality in our business in the last 24, 36 months is like assessing climate change. So I don't think that there is any longer a clear defined pattern of seasonality. So in that sense, it's extremely dangerous to try to project things into 2, 3 months with all uncertainties. So I would always refrain from making comments on quarterly outlook. But I think that the level of activities is still there. And of course, it's quite difficult to predict that the U.S. elections won't translate into, as I mentioned before, our clients are clearly indicating that they do plan to shift their portfolios no matter what the outcome of the election is. Because there will be sectors that may or may not benefit from stimulus packages, from different tax rates that may come or not, and that will probably, we will probably see more movements after the elections.

Nicolas Payen, Kepler Cheuvreux

Thanks, good morning. I have 2 follow-ups, please. The first one is on share buybacks. You said that you actually communicated your intention to resume share buybacks to FINMA and that they raised no objection, yet you're still not allowed to do that immediately, so could you elaborate why? Did they actually communicate you any criteria for you or the industry in general?

And then the second is coming back on the net new loans in GWM. Could you actually tell us how much of that translated into net new money for AUM? And Sergio, thank you for your support and good luck for your future challenge.

Sergio Ermotti

Thank you, Nicolas. I think the reasons are the same that you have been seeing also being explained in public by regulators. And then what I mentioned before is definitely the outlook probably that, assessment would have been different 2 weeks ago, sorry 2 months. I mean it was different, maybe if you look at the outlook for the rest of the year. But the second wave coming into Europe and the own resolve that an unclear situation about vaccine coming or not coming early on is putting a little bit of prudence in the equation. So it's all about that. It's the fear that the second wave may be coming and it's probably a little bit of concerns of letting things reopen shortly before a new wave of macroeconomic deterioration comes in. So hopefully, as I mentioned before, by the early part of next year, we will have more clarity on this matter.

Kirt Gardner

Yes. Nicolas, in terms of your question on the net new loans, of the 10.5 billion, around 5 billion of that was generated in the U.S., mostly in securities-based lending. And in the U.S., unlike internationally, you're not allowed to directly leverage your investments through those loans. So essentially, the other half of it, the 5 billion, was a bit more broad-based across regions, and also concentrated in Lombard lending, and there we did see some benefit for our net new so money flows along with the lending and the leverage that our clients took on as part of their investment strategies.

Amit Goel, Barclays

Hi, thank you. Echoing my peers, Sergio, yes, thank you for everything you've done, and good luck for the future.

Just maybe -- I've got 2 questions, one on that note and maybe one a bit more on the business. So just curious, I mean actually, Sergio, as you do the handover, and obviously, you've spent some time now with Ralph, just your thoughts in terms of is -- or at least the group's key priorities going forward. Where do you think most time should be spent and which areas?

And then second, slightly more business-related question. Just curious on the U.S. part, or sorry, the Americas, in terms of the Broadridge investment, just trying to get a sense of what kind of impact you're looking for that to have as that continues to roll out in 2021? Obviously, I see the commentary on being able to charge clients on an average balance basis. But just trying to get a sense of what kind of revenue impact and, or longer-term cost impact that's anticipated to have?

Sergio Ermotti

Thank you, Amit. So I guess in terms of handover, personally, I believe that is going to be a kind of split approach. The first one is to basically look at new ways. And we have an ongoing plan, and I'm sure Ralph will bring his views and his experience in helping us to make our front-to-back even more efficient using data, digitalization to the next level. So we have plans, but they need to be executed and they need to be focused, so I'm sure we will find ways to optimize the way we run the bank front-to-back.

And the second one, as we do that, as we did in the past, we need to continue to execute on our plan. So it's not that the bank can forget that quarter-by-quarter, we need to continue to deliver results and executing on our strategic plan, but also adding an eye into what is the future and how to be stronger and better for our clients and shareholders. So it's a double-pronged approach, looking at day-to-day, but also thinking about the future.

Kirt Gardner

Amit, in terms of your second question, with the Broadridge partnership, which, as I highlighted, is where we're already deploying some of the functionality, and you saw some of that in the third quarter with an updated billing convention and with our expectation that we will fully implement the platform during the course of 2021. We do expect to have much more flexibility in deploying services, new products, new solutions to our clients, streamlining workflow and also some of the complexity around compliance, for example, and onboarding. All of this should help to improve the productivity of our FAs in the U.S. where we already have the most productive in the market amongst our peers. But we think that this will help us take that productivity to the next level, which again is a very key focus of Tom and Iqbal's.

Now on the cost side, once that is fully deployed, we will be able to retire some of our legacy platforms that will reduce our overall IT infrastructure costs. In addition to that as we will be part of the Broadridge ecosystem when new regulatory developments come about, for example, the cost and time to implement those will be significantly lower, and that will create a cost advantage for us.

And then finally, in addition to that, we are looking to make that platform available to other peers within the market. And as that does take place as well, we will see an overall reduction in the ongoing cost of running the platform itself. So we do think that there's quite compelling both revenue productivity opportunities along with some cost save opportunities.

Javier Lodeiro, ZKB

This is Javier Lodeiro from Zurcher Kantonalbank. Thank you, Sergio, for all the last years, and all the best for your new challenge. I have actually 2 questions. First of all, on the 25th of September, Julius Baer said they were forced to pay 150 million to the former - well, to Germany, on the case of the Democratic Republic, and this is a case where it came from the former private banks UBS sold to Julius Baer back in 2005, and there is apparently a recourse. And now I wanted to know if you're going to take over the 150 million, and when we will see that charge either in the third -- in fourth quarter or in the first quarter?

And then the second one, my second question relates to the PSP transactions, that real estate divestiture you did in Geneva as well at the end of September. I see in your call-out items that you flagged only 64 million. This is on Slide 26 of the presentation. Is that really the whole amount on the Geneva transaction? These are on my 2 questions.

Sergio Ermotti

So Javier, thanks also to you. In respect of this matter that you mentioned with Julius Baer. Yes, Julius Baer has notified us their intention to seek indemnification under the transaction agreement relating to that transaction. We believe that we have substantial defences to this indemnification claim, and therefore, as you can see, there is no necessity now and in the foreseeable future to take any provisions.

Kirt Gardner

Yes. Javier, I would only note that if you look at our Note 16, you will not see any mention of the Julius Baer-related matter.

Javier Lodeiro, ZKB

So is it fair to assume that you don't have any litigation reserve for -- specifically for, ranked for this case?

Kirt Gardner

We don't talk about our reserves as they relate to specific matters.

Just in terms of your second question, I would only note that there are a number of different real estate-related moves that are reflected in 26 that include the sale of a property in Geneva. But then in addition to that, we've also taken some lease-related impairments. We've had some write-down in other properties.

Javier Lodeiro, ZKB

Ok, thank-you very much.

Tom Hallett from KBW.

Morning guys. So I guess most of my questions have already been asked. But could you just walk us through how a Democrat win in the U.S. would impact the business? And do you get the sense that most clients have already repositioned for the likely outcome of that?

And then secondly, how sustainable is the current credit provision run rate, obviously given current more lockdowns. How should we think about the sensitivity of that over the next quarter or two?

Sergio Ermotti

Thank you, Tom. So in respect of -- it's difficult to say how the clients will really react. It all depends exactly, as I mentioned before, for example, what is the true intention to move forward, the agenda on the increasing taxes to what level and exactly for lots that may or may not determine, for example, an acceleration of of profit taking in a certain position to avoid or optimize capital gain taxes.

But also, it depends how a Democrat or a Republican win will determine how money that will most likely come to a stimulus package, that we believe is going to come in any case, will be floating to the economy. So I only can tell you what clients are telling us, that almost two-thirds of them are planning to change their asset allocation after the election. And that tells you the story in my point of view. So -- but how they do it, when they do it, it's not 100% clear. There are also other factors that may determine this. And the second question?

Kirt Gardner

Yes. Just in terms of our credit provisioning, I think as you heard from our outlook statement, we still view our credit loss expense for the fourth quarter to be markedly below the first half levels. Clearly, if there is between now and the end of the quarter, a very significant deterioration in overall macroeconomic outlook and expectations that we might see spikes in unemployment, for example, as a consequence of more severe lockdowns, we would have to reflect that in any updates that we would make to our models. And that could very much have an impact on where we end up for credit loss expense.

However, at the same time, I would just, importantly, underscore the fact that if you look at the quality of our portfolio, I think any change across the industry would still likely impact us less, far less than our peers.

Tom Hallett, KBW

Ok, thanks and Sergio: all the best

Sergio Ermotti

Thank-you Tom.

Alastair Ryan, Bank of America Merrill Lynch.

Thank-you, good morning.  And I guess my perspective would be, it's an absolute pleasure that UBS has avoided blowing up in a bad year, which as a cycle that really dogged the company back to at least the early 1990s. So I mean you do deserve the congratulations of everybody on this call.

Looking forward, now that UBS is in a position to make these choices, which it wasn't coming out of previous downturns, is there more growth in Wealth Management because the world is more uncertain? Or is it going to be a process of keeping costs tight because there's less wealth generation around the world in the next couple of years?

Sergio Ermotti

Thank you, Alastair. I think it's -- you need to do both. Actually, but it's not just that -- I think in terms of growth, we have 2 opportunities. The first one is, like in the U.S., we still have room to have a higher and more representative share of wallet for what we are in the Wealth Management industry. And as you can see, we continue to execute on that. And I'm sure, over time, we will improve our growth and trajectory.

Second, in general, wealth creation is still a theme, so no matter how you look at it, the wealth management, the asset gathering industry is set to grow twice the pace of GDP growth in the next decade. No matter how you look at it, which sources you look at it, they all come more or less to the same conclusion. So we are well positioned to capture these growth opportunities. But of course, you can't just pretend that growth is going to come on top of the existing infrastructure and market dynamics. You will continue to -- we need to continue to work on creating efficiencies and managing cost, because fees are likely to continue to  - margins are going to continue to be under pressure, right? So you need to really protect margins by increasing share of wallet by growing faster than others, but also by recognizing that there's going to be competitive headwinds. And so in that sense, I'm very positive about the need for investors to invest assets because of their needs to prepare for their retirements. But also, in general, wealth creation in the emerging markets and in Asia will continue to drive the prospects of our industry.

It looks like we are, we had the last questions here. So again, many thanks for everything, and I wish you all the best going forward. Thank you.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi_____________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi_____________

Name:  Ella Campi

Title:    Executive Director

Date:  October 20, 2020